

July 18, 2013

<u>Via Email</u>
Yi He
Chief Executive Officer
Forlink Software Corporation, Inc.
Shenzhou Mansion 9F, ZhongGuanCun South Street, No. 31,
Haidian District, Beijing, China, 100081

> **Re:** **Forlink Software Corporation, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed July 3, 2013**
> **File No. 005-62303**
> **Amendment No. 1 to Schedule 14C**
> **Filed July 3, 2013**
> **File No. 000-18731**

Dear Mr. He:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask for more information so that we may better understand the disclosure. Where we refer to prior comments we are referring to our letter dated June 19, 2013.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to the filings and the information you provide in response to these comments, we may have additional comments.

<u>Background of the Reverse/Forward Stock Split, page 5</u>

1. Please revise the disclosures to include the information provided in response to prior comment 15. Refer to Item 1015(b)(3) of Regulation M-A.

2. We noticed that on May 23, Forlink "obtained" the written consent to the Transaction of Mr. Yi He, Mr. Hongkeung Lam and Statelink International Group, Ltd. Please provide us with a brief legal analysis as to whether or not Forlink engaged in a solicitation subject to Section 14(a) and corresponding Regulation 14A when the consents were "obtained." Refer to Exchange Act Rule 14a-1(f) which defines the term "proxy" to include consents.

3.   We note the response to prior comment 10. We recognize the board held a telephonic meeting on March 21. Please expand the disclosure to identify the dates, including any meetings, on which the board considered other strategic alternatives. Refer to Item 1011(c) of Regulation M-A.

        If you have questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3653, or in his absence, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, you may contact the undersigned at (202) 551-3266.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via Email
        Elizabeth Fei Chen, Esq.
        Pryor Cashman LLP